State of Delaware
Secretary of State
Division of Corporations
Delivered 04:03 PM 06/27/2022
FILED 04:03 PM 06/27/2022
SR 20222838322 - File Number 2865672

# CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF BITECH TECHNOLOGIES CORPORATION

**Under Section 242 of the Delaware General Corporation Law**

BITECH TECHNOLOGIES CORPORATION (the "Corporation"), a corporation organized and existing under the Delaware General Corporation Law (the "DGCL"), hereby certifies as follows:

FIRST: The date of filing of the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware is March 4, 1998 under the original name of Delta Capital Technologies, Inc. (as amended to date, the "Certificate").

SECOND: The Certificate is hereby amended as follows:

Article FOURTH of the Certificate is hereby amended and restated in its entirety to provide as follows:

> This Corporation is authorized to issue two classes of stock, designated "Common Stock" and "Preferred Stock." The total number of shares of Common Stock authorized to be issued is increased from 250,000,000 to 1,000,000,000 shares, $0.001 par value per share. The total number of shares of Preferred Stock authorized to be issued is 10,000,000 shares, $0.001 par value per share, of which 9,000,000 shares have been designated as Series A Convertible Preferred Stock.
>
> The undesignated Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, to fix or alter the rights, preferences, privileges and restrictions of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series or the designation thereof and to increase or decrease the number of shares of any such series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall so be decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of such series."

THIRD: The remaining provisions of the Certificate not affected by the aforementioned amendment shall remain in full force and not be affected by this Certificate of Amendment.

FOURTH: The amendment of the Certificate effected by this Certificate of Amendment was duly authorized by the stockholders of the Corporation on May 9, 2022, after first having been declared advisable by the Board of Directors of the Corporation on May 9, 2022, all in accordance

with the provisions of Section 228 and Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: This Certificate of Amendment shall be effective on the date of filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed by its duly authorized officer this 27th day of June, 2022.

**BITECH TECHNOLOGIES CORPORATION**

DocuSigned by:

By: Benjamin Tran

Benjamin Tran
Chief Executive Officer